# MORELLA & ASSOCIATES
## ATTORNEYS AT LAW
### A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

November 26, 2013

**VIA UPS OVERNIGHT DELIVERY**

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
  Attention: Mr. Larry Spirgel

> **Re:**   **Strategic Global Investment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 5, 2013**
> **File No. 024-10371**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated November 13, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Offering Statement on Form 1-A (File No. 024-10371) ( "Statement") that was filed with the Commission on November 5, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you Amendment No. 1 (*"Amendment 1"*) to the Offering Statement. The Amendment has been revised to reflect the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 1, except as otherwise noted. We are delivering by messenger a courtesy package, which includes eight copies of Amendment No. 1, four of which have been marked to show changes from the Statement. One of the unmarked copies has been manually executed.

**706 ROCHESTER ROAD   •   PITTSBURGH, PA 15237   •   PHONE: (412) 369-9696   •   FAX: (412) 369-9990**

Cover Page

1.     We note that you are attempting to register a maximum offering amount of $5,000,000. However, Rule 251 (b) under Regulation A provides for an exemption from registration of up to a maximum aggregate offering price of $5,000,000 for all securities sold within twelve-month period. Inasmuch as Item 5 on page 3 of your offering circular indicates that a total of $1,527,500 has been raised pursuant to Regulation A since March 18, 2013, it appears that you are not eligible to offer the full $5,000,000. Please revise or advise.

*Response:*    Please be advised that we are aware of the aggregate sales price limitation and did not intent to exceed it. In our mind, the $5,000,000 amount on the offering circular cover page was intended to cover the total of all three offerings. However, we can see how this creates confusion. In response to this Comment and Comment No. 3, we have revised the cover page and the rest of the offering circular to make clear that we are selling Units consisting of 100 shares of common stock for $0.01 per Unit up to a total of $3,000,000 in proceeds. See "Cover Page" and other parts of the offering circular which describe the offering in Amendment 1.

2.     Please clarify which transactions listed under Item 5 were for cash and which were for consulting services. In this regard we note that your balance sheet for June 30, 2013 shows only $29,092 of cash and cash equivalents.

*Response:*    The only sale of shares for consulting services was for $40,000 of services. There were cash sales of shares totaling $75,000. There were additional sales of $1,000,000 of shares which are being purchased over time through installment payments. There was one sale of shares in exchange for conversion of $50,000 of debt.

3.     Please tell us why you are offering one share and a cashless warrant for 99 shares for $.01, instead of 100 shares for $.01.

*Response:*    The structure of the offering was suggested by an outside adviser which suggested that in view of the low market price for the Company's stock the structure of a cashless warrant would likely promote capital raising without lowering the offering price to a number that would be difficult to deal with. However, we think the Staff's suggestion is better. Thus, as noted in our Response to Comment 1, we have revised the Cover Page and the other references in the offering circular which reference the structure of the offering to reflect an offering of Units of 100 shares of common stock at an offering price of $0.01 per Unit. We appreciate the Staff's suggestion in this regard. See "Cover Page" and other parts of the offering circular which describe the offering in Amendment 1.

4.    We note two news stories, one dated July 25, 2013 regarding a $2 million Equity Term Sheet with Phoenix Group Capital Markets, and the other dated August 28, 2013 regarding an asset purchase agreement with TuVozOnline. Please tell us the status of these agreements.

*Response:* The agreement with Phoenix Group Capital Markets ("Phoenix") involved it purchasing stock for $0.04 per share. When the market price dropped below that, it refused to close the transaction on that price. The Company has had further discussions with Phoenix, but has not been able to reach agreement on pricing. The agreement with TuVozOnline has been signed by all parties, but cannot close until the Company has the additional funding needed to carry out all of its obligations under the agreement. The Company intends to use some of the proceeds of this offering to close that agreement.

If you have any questions about these responses, please contact the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
cc: Mr. Gregory Dundas
    Mr. Andrew Fellner